October 25, 2019

Daniel R. Sheehan
Chairman and Chief Executive Officer
Professional Holding Corp.
396 Alhambra Circle, Suite 255
Coral Gables, FL 33134

       Re: Professional Holding Corp.
           Draft Registration Statement on Form S-1
           Submitted September 30, 2019
           CIK No. 0001630856

Dear Mr. Sheehan:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed September 30, 2019

Implications of being an Emerging Growth Company, page v

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Prospectus Summary, page 1

2. Please refer to the charts which appear on pages 3 and 4 and again on pages 110 and 111.
       Please expand your disclosure to balance the discussion of growth with a presentation of any increase in related expenses or losses over the same time frame. Further, please revise
 Daniel R. Sheehan
FirstName LastNameDaniel R. Sheehan
Professional Holding Corp.
Comapany NameProfessional Holding Corp.
October 25, 2019
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         to add balancing language stating that there is no guarantee that comparable CAGR metrics will be achieved in the future.
Our Market, page 11

3. We note that you have highlighted the bank's strong credit culture. Please balance your disclosure by explaining how you propose to maintain this culture following the merger.
Our Challenges, page 12

4. Please add a descriptive list of your most significant risks and challenges.
Recent Developments, page 12

5. Please expand your disclosure concerning the achievable post merger cost savings of approximately $5.0 million by the end of 2020 to explain how you determined this number.
Selected Historical Consolidated Financial Data of Marquis Bancorp, Inc.
Per Share Data, page 21

6. Please revise the Diluted weighted average shares outstanding as of and for the six months ended June 30, 2019 and 2018 to be consistent with the amounts presented in Note 7
         Earnings Per Share on page F-71.
Unaudited Pro Forma Combined Condensed Financial Information
Professional Holding Corp. and Marquis Bancorp, Inc. Unaudited Pro Forma
Condensed
Combined Consolidated Balance Sheet as of June 30, 2019, page 26

7. Please provide subtotals and totals for the pro forma adjustments. Professional Holding Corp. and Marquis Bancorp, Inc. Unaudited Pro Forma Condensed
Combined Consolidated Statement of Income for the Year Ended December 31, 2018, page 27

8. Please expand the presentation of pro forma adjustments of Weighted average common shares outstanding and Weighted average diluted common shares outstanding to reference adjustment (m).
Professional Holding Corp. and Marquis Bancorp, Inc. Unaudited Pro Forma
Condensed
Combined Consolidated Statement of Income for the Six Months Ended June 30, 2019, page 28

9. Please revise the presentation of Weighted average diluted common shares outstanding for
         Professional Holding Corp. and Marquis Bancorp, Inc. to reflect the amounts presented in
         Note 3 - Earnings Per Share on page F-8 and in Note 7   Earnings Per
Share on page F-
         71. In addition, revise the pro forma adjusted weighted average diluted common shares
 Daniel R. Sheehan
FirstName LastNameDaniel R. Sheehan
Professional Holding Corp.
Comapany NameProfessional Holding Corp.
October 25, 2019
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         outstanding and pro forma combined weighted average diluted common shares outstanding.
Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial
Information
Note B - Pro Forma Adjustments, page 29

10. Please revise adjustment (b) to properly reflect MBI's securities marked to current market value as of June 30, 2019.
11.      We note that in Note C   Pro Forma Allocation of Purchase Price you
have omitted the
         deferred tax asset. Please revise the Pro Forma Allocation of Purchase Price and pro forma adjustment (g).
12. Reference is made to adjustment (j). Please tell us how you determined the annual accretion of $608 for the $13,032 fair value adjustment of your loan portfolio for the year ended December 31, 2018.
13. Please tell us why you do not have pro forma adjustments to reflect the estimated fair value of the deposits and Federal Home Loan Bank advances acquired. Please also tell us why you have not disclosed the period over which the fair value adjustments are recognized or the adjustment to interest expense due to the accretion of discounts or amortization of premiums of the deposits and advances acquired. Comparative Historical and Unaudited Pro Forma Per Share Data, page 32

14. Please tell us how you computed the Pro Forma Combined Book value per common share, basic as of and for the year ended December 31, 2018 of $13.00.
Risk Factors, page 34

15. Please revise your disclosure to harmonize the description of your choice of forum provision on pages 177 to 179 with the description of it in the risk factor on page 56 (e.g., clarify in which documents the provision or provisions will be contained, clarify the scope and terms of the provision, and which courts shall serve as the exclusive forum under which circumstances). Please also disclose whether the provision applies to actions arising under the Securities Act or Exchange Act. If the governing documents in effect on the closing of the offering will differ from those currently listed in the exhibit index, please
         amend the index to reflect the new documents. Please note that we may have additional comments upon review of your revised disclosure and associated organizational documents.
16. Please broaden your discussion of the risks related to the pending acquisition of MBI to include all non-completion risks to shareholders if the offering is completed but the merger is not. For example, none of the synergies contemplated in the merger would accrue to the shareholders of Professional Holding, market position would be that of
         Professional Holding and not the merged entity, and the possibility of overcapitalization impacting ROE.
 Daniel R. Sheehan
FirstName LastNameDaniel R. Sheehan
Professional Holding Corp.
Comapany NameProfessional Holding Corp.
October 25, 2019
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FirstName LastName
Business of Professional Holding Corp., page 108

17. Please disclose the credit assessment steps you take in determining that a borrower is qualified. For example, please disclose how and when a borrower is initially qualified, and clarify the types of qualifying or disqualifying features arising during the course of your review of the borrower's credit and loan history. Further explain how you will maintain this credit assessment approach following the merger.
Financial Statements of Professional Holding Corp.
Interim Financial Statements
Notes to Interim Financial Statements
Note 9 - Subsequent Events, page F-20

18. Please revise the disclosure of Marquis Bancorp, Inc.'s total deposits to reflect the amount of $559 million (unaudited) as of June 30, 2019. In addition, revise
Note 20 - Subsequent
         Events of the annual financial statements on page F-53.
Independent Auditor's Report, page F-21

19. The report of the independent accountant discloses that they conducted their audit in accordance with the standards of the PCAOB and in accordance with the auditing standards generally accepted in the United States of America. Please refer to AS 3101 and delete the reference to the auditing standards generally accepted in the United States of
         America.
Financial Statements of Marquis Bancorp, Inc.
Annual Financial Statements
Consolidated Statements of Income for the Years Ended December 31, 2018 and 2017, page F-
82

20. Please disclose fully diluted earnings per share and basic and diluted weighted average shares outstanding.
General

21. Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.
 Daniel R. Sheehan
Professional Holding Corp.
October 25, 2019
Page 5

       You may contact Christina Harley at 202-551-3695 or Gus Rodriguez at 202-551-3752 if
you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameDaniel R. Sheehan                      Sincerely,
Comapany NameProfessional Holding Corp.
                                                         Division of
Corporation Finance
October 25, 2019 Page 5                                  Office of Finance
FirstName LastName